NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, THE UNITED STATES, AUSTRALIA, SOUTH AFRICA OR JAPAN

PROPOSED MERGER OF
LUNDIN MINING CORPORATION AND
ARCON INTERNATIONAL RESOURCES P.L.C.

April 12, 2005 (LUN – TSX, LUMI – Stockholmsborsen O-list) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that shareholders of ARCON Resources Plc. ("ARCON") holding 84.06% of the outstanding shares of ARCON have accepted Lundin Mining's previously announced merger offer and the offer has as result of this been declared unconditional.

A copy of the formal announcment in this regard made in Ireland today is attached with this press release.

Lundin Mining is pleased that it has been successful in adding the zinc and lead production from ARCON's principal asset, the Galmoy mine in Ireland to its existing production from the Zinkgruvan mine and the Storliden mine in Sweden. This further highlights the Company's growth strategy as a significant, low cost base metals producer with a focus in Europe.

Lundin Mining will now start a development program to optimise production from the Galmoy mine as well as an aggressive exploration program in this highly prospective area in the county of Kilkenny in Ireland.

"By merging with ARCON, Lundin Mining takes yet a major step towards becoming one of the world's leading producers of zinc and we are happy that the majority of the shareholders of ARCON accepted the offer. We are now looking forward to develop the full potential of the Galmoy mine", comments Mr. Lukas Lundin, chairman of Lundin Mining.

ON BEHALF OF THE BOARD

Edward F. Posey
President

For further information, please contact:
Karl-Axel Waplan, tel: +46-705-10 42 39
 or
Sophia Shane, tel: +1-604-689-78 42

Lundin Mining Corporation
2101-885 West Georgia Street
Vancouver, B.C.
Canada V6C 3E8
Tel: +1-604 689 78 42
Fax: +1-604 689 42 50
www.lundinmining.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, THE UNITED STATES, AUSTRALIA, SOUTH AFRICA OR JAPAN

12 April 2005

Recommended Merger Offer by Lundin Mining Corporation ("Lundin
Mining") for ARCON International Resources P.l.c. ("ARCON")

Merger Offer Unconditional in all respects, announcement of level of acceptances and extension of Merger Offer

The Directors of Lundin Mining announce that all of the conditions of the Merger Offer have now been satisfied or waived and, accordingly, the Merger Offer has been declared unconditional in all respects. As at 3:00 p.m. (Dublin time), on Monday, 11 April 2005, the first closing date of the Merger Offer, valid acceptances of the Merger Offer had been received in respect of 146,216,319 ARCON Shares. This represents, in aggregate, approximately 84.06 per cent. of ARCON's current issued share capital.

The Merger Offer has now been extended and will remain open for acceptance until 3:00 p.m. (Dublin time), on Monday, 25 April 2005.

To ensure that ARCON Shareholders who have not yet accepted the Merger Offer receive their proceeds of the Merger Offer at the earliest possible date, they should complete and return the Form of Acceptance so as to be received as soon as possible and by no later than 3:00 p.m. (Dublin time), on Monday, 25 April 2005.

The consideration due under the Merger Offer in respect of acceptances that have been received and are complete in all respects will be dispatched on or before Monday, 25 April 2005, and within 14 days of receipt in respect of further acceptances that are complete in all respects.

The Offeror intends to procure that ARCON applies to the relevant authorities for ARCON Shares to be delisted and to the Irish and London Stock Exchanges for trading in ARCON Shares to be cancelled no earlier than twenty business days from today and by no later than 12 May 2005.

The Offeror also intends to effect the compulsory acquisition procedures provided for in Section 204 of the Companies Act, 1963 to acquire any ARCON Shares in respect of which valid acceptances are not received under the terms of the Merger Offer. Notices to non-accepting ARCON Shareholders are expected to be posted by 25 April 2005.

Neither Lundin Mining nor any person deemed to be acting in concert with Lundin Mining owned or controlled any ARCON Shares (or rights over such shares) immediately before the commencement of the Offer Period or during the Offer Period; and neither Lundin Mining nor any person deemed to be acting in concert with Lundin Mining has acquired or agreed to acquire ARCON Shares (or rights over such shares) during the Offer Period.

The terms of the Merger Offer remain the same as set forth in the Offer Document and related acceptance materials previously distributed to ARCON Shareholders.

Terms used in this announcement have the same meaning as those contained in the Offer Document.

For further information, contact:

Lundin Mining Corporation		ARCON International Resources P.l.c.
Karl-Axel Waplan	+46 705 104 239	Peter Kidney	+353 1 667 3063
Sophia Shane	+1 604 689 7842	(Independent Director)
		James McCarthy	+353 1 283 7144
(Director)
Macquarie Bank Limited		Davy Corporate Finance Limited
(Financial Adviser to Lundin Mining)		(Financial Adviser to the Independent
Richard Gannon	+44 20 7065 2173	Directors of ARCON)
		Eugenée Mulhern	+353 1 679 6363

Murray Consultants
(Public relations adviser to ARCON)
		Pauline McAlester	+353 1 498 0300

Macquarie Bank Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Lundin Mining and no one else in connection with the Merger Offer for ARCON and will not be responsible to anyone other than Lundin Mining for providing the protections afforded to clients of Macquarie Bank Limited or for giving advice in relation to the Merger Offer, the contents of this Announcement or any transaction or arrangement referred to herein.

Davy Corporate Finance Limited, which is regulated in Ireland by the Irish Financial Services Regulatory Authority, is acting for the Independent Directors and for no one else in relation to the matters described in this Announcement and will not be responsible to anyone other than the Independent Directors for providing the protections afforded to clients of Davy Corporate Finance Limited or for giving advice in relation to the matter referred to in this Announcement.

The Directors of Lundin Mining accept responsibility for the information contained in this Announcement. To the best of the knowledge and belief of the Directors of Lundin Mining, who have taken all reasonable care to ensure that such is the case, the information contained in this Announcement for which they accept responsibility is in accordance with the facts and, does not omit anything likely to affect the import of such information.

This Announcement does not constitute an offer or an invitation to purchase or subscribe for any securities and does not constitute an offer of Lundin Mining Securities.

Unless otherwise determined by Lundin Mining, the Merger Offer has not been, and is not being, made directly or indirectly in, into or from Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, or by the use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or by any facility of a national securities exchange of Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, and the Merger Offer is not capable of acceptance by any such means, instrumentality or facility from within Australia, Japan, South Africa, the United States or any jurisdiction where it would be unlawful to do so. Accordingly, unless otherwise determined by Lundin Mining, neither copies of this Announcement nor any other documents related to the Merger Offer are being, or may be, mailed or otherwise distributed or sent in, into or from Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, as doing so may invalidate any purported acceptance of the Merger Offer. Notwithstanding the foregoing restrictions, Lundin Mining reserves the right to permit the Merger Offer to be accepted, if in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restrictions in question.